UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________

Amendment No. 3
to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

___________________________________

MSC Industrial Direct Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

553530106

(CUSIP Number of Class of Securities)

Steve Armstrong

Senior Vice President, General Counsel and Corporate Secretary

MSC Industrial Direct Co., Inc.

75 Maxess Road

Melville, New York 11747

(516) 812-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jeffrey N. Ostrager, Esq.
Raymond T. Hum, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

___________________________________

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$30,210

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 4,545,454 shares of Class A Common Stock, $0.001 par value, at the minimum tender offer price of $66.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,210	Filing Party: MSC Industrial Direct Co., Inc.
Form or Registration No.: Schedule TO	Date Filed: July 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) by MSC Industrial Direct Co., Inc., a New York corporation (“MSC”), on July 7, 2016, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on July 28, 2016 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on August 5, 2016 (as it may be further amended or supplemented from time to time, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with MSC’s offer to purchase for cash up to $300.0 million of shares of its Class A common stock, $0.001 par value per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $66.00 and not more than $72.50 per Share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”), upon the terms and subject to the conditions described in the Offer to Purchase, dated July 7, 2016 (the “Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On August 10, 2016, MSC issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on August 4, 2016. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)	Press release, dated August 10, 2016, announcing the final results of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSC Industrial Direct Co., Inc.

Date: August 10, 2016	By:	/s/ Rustom Jilla
		Name:	Rustom Jilla
		Title:	Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.*

(a)(1)(F)	Summary Advertisement, dated July 7, 2016.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated July 6, 2016, announcing the Company’s plans to commence a tender offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).

(a)(5)(B)	Earnings call transcript, dated July 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed with the SEC on July 6, 2016 (SEC File No. 005-44935)).

(a)(5)(C)	Press release, dated July 7, 2016, announcing the commencement of the tender offer.*

(a)(5)(D)	Press release, dated August 5, 2016, announcing the preliminary results of the tender offer.***

(a)(5)(E)	Press release, dated August 10, 2016, announcing the final results of the tender offer.

(b)(1)	Credit Agreement, dated as of April 22, 2013, by and among MSC Industrial Direct Co., Inc., the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2013 (SEC File No. 001-14130)).

(b)(2)	Note Purchase Agreement, dated July 28, 2016, by and among MSC Industrial Direct Co., Inc. and the purchasers named therein.**

(b)(3)	Form of 2.65% Senior Note, Series A, due July 28, 2023 (included in Exhibit (b)(2)).**

(b)(4)	Form of 2.90% Senior Note, Series B, due July 28, 2026 (included in Exhibit (b)(2)).**

(c)	None.

(d)(1)	Stock Purchase Agreement, dated July 5, 2016, between MSC Industrial Direct Co., Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).

(d)(2)	Agreement for Purchase and Sale of Real Property, dated as of July 1, 2016, by and between Sit Tool Co., Inc., and Mitchmar Atlanta Properties, Inc.*

(d)(3)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Erik Gershwind (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).

(d)(4)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Douglas Jones (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).

(d)(5)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Steve Armstrong (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(6)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Charles Bonomo (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(7)	Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Kari Heerdt (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(8)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Christopher Davanzo (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(9)	Executive Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2010 (SEC File No. 001-14130)).

(d)(10)	Restricted Stock Unit Agreement awarded to David Sandler, dated October 19, 2010 (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).

(d)(11)	Second Amended and Restated Agreement dated October 19, 2010 between the Registrant and David Sandler (incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).

(d)(12)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).

(d)(13)	MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan, as amended through November 13, 2014 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).

(d)(14)	MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.01 to the Company’s Registration Statement on Form S-8 filed with the SEC on January 15, 2015 (SEC File No. 333-201522)).

(d)(15)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).

(d)(16)	Form of Restricted Stock Award under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).

(d)(17)	Change in Control Agreement, dated September 24, 2015 between MSC Industrial Direct Co., Inc. and Rustom Jilla (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2015).

(d)(18)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).

(d)(19)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan(incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).

(d)(20)	Form of Restricted Stock Unit Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).

(d)(21)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Gregory Polli (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

(d)(22)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and Steven Baruch (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

(d)(23)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and David Wright (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

(d)(24)	Agreement of Lease, dated as of July 13, 1989, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(25)	First Amendment to Lease, dated as of August 10, 1996, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(26)	Second Amendment to Lease, dated as of May 7, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(27)	Third Amendment to Lease Agreement, dated as of November 11, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(28)	Fourth Amendment of Lease Agreement, dated as of March 17, 2007, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(29)	Fifth Amendment of Lease Agreement, dated as of March 25, 2008, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(g)	Not applicable.

(h)	Not applicable.

____________

*	Previously filed as exhibits to the initial Schedule TO filed on July 7, 2016.
**	Previously filed as exhibits to Amendment No. 1 to Schedule TO filed on July 28, 2016.
***	Previously filed as an exhibit to Amendment No. 2 to Schedule TO filed on August 5, 2016.